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FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces 2-Arm, Randomized Phase II Pancreatic Cancer Study

CALGARY, AB, --- January 18, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, has agreed to sponsor a 2-Arm randomized Phase II study of carboplatin, paclitaxel plus REOLYSIN® versus carboplatin and paclitaxel alone in the first line treatment of patients with recurrent or metastatic pancreatic cancer.  The NCI is sponsoring the trial under its Clinical Trials Agreement with Oncolytics, while Oncolytics will provide clinical supplies of REOLYSIN. The Principal Investigator is Dr. Tanios Bekaii-Saab of The Ohio State University Comprehensive Cancer Center – Arthur G. James Cancer Hospital and Richard J. Solove Research Institute.

“Pancreatic cancer is typically diagnosed at a later stage, when there is a poor prognosis for long-term survival,” said Dr. Tanios Bekaii-Saab, principal investigator. “Although the standard of care has evolved over the last few years, it has only managed to generate very modest improvements in response rate and median overall survival. Given these poor outcomes, we are eager to evaluate new and promising treatments in this indication.”

The study is an open-label, multi-institution, 2-arm Phase II randomized study of patients with metastatic pancreatic cancer. Patients will be randomized to receive either carboplatin, paclitaxel plus REOLYSIN (Arm A) or carboplatin and paclitaxel alone (Arm B). Patients in both arms will receive treatment every three weeks (21-day cycles). Patients in both arms will be receiving standard intravenous doses of paclitaxel and carboplatin on day one only. In Arm A, patients will also receive intravenous REOLYSIN at a dose of 3x1010 TCID50 on days one through five. Tumor response assessment will be done by CT scan and conducted every eight weeks. Patients that progress on carboplatin and paclitaxel (Arm B) will have REOLYSIN added. If patients experience significant toxicity related to carboplatin and/or paclitaxel they may continue with single agent REOLYSIN.

The primary objective of the trial is to assess improvement in progression-free survival with REOLYSIN, carboplatin and paclitaxel relative to carboplatin and paclitaxel alone in patients with metastatic pancreatic cancer. The primary endpoint is progression free survival in both arms. Secondary endpoints include overall response rate and overall survival. The study is expected to enroll approximately 70 patients.

“We continue to expand our clinical relationship with the NCI, as they push forward innovative research initiatives,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Partnering with the NCI allows us to cost-effectively expand the evaluation of REOLYSIN into new indications, with a focus on identifying additional targets for future late-stage clinical testing.”

This is the fourth clinical trial using REOLYSIN to be sponsored by the NCI.  The NCI is currently conducting a Phase II metastatic melanoma trial, a Phase I/II ovarian, peritoneal and fallopian tube cancer trial, and has announced its intention to sponsor a randomized Phase II trial in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer.

About Pancreatic Cancer
The American Cancer Society estimates that 43,140 Americans were diagnosed with pancreatic cancer and an estimated 36,800 Americans were expected to die from the disease in 2010. The prognosis for patients diagnosed with pancreatic cancer, regardless of stage, is generally poor; the relative five-year survival rate for all stages combined is approximately 6%.

About the NCI
The U.S. National Cancer Institute (NCI) is part of the National Institutes of Health and the U.S. Department of Health and Human Services. NCI's main responsibilities include coordinating the National Cancer Program; conducting and supporting cancer-related research; training physicians and scientists; and disseminating state-of-the-art information about cancer detection, diagnosis, treatment, prevention, control, palliative care, and survivorship.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the Phase 2 randomized pancreatic cancer trial sponsored by the NCI, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com